Exhibit 3.1

CERTIFICATE OF DESIGNATION
OF
SERIES C CONVERTIBLE PREFERRED STOCK
OF
XPLORE TECHNOLOGIES CORP.

(Pursuant to Section 151 of the
Delaware General Corporation Law)

Xplore Technologies Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by Section 151 of the General Corporation Law:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (hereinafter called the “Board of Directors”) in accordance with the provisions of the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors hereby creates a Series of Preferred Stock, par value $.001 per share (the “Preferred Stock”), of the Corporation and hereby states that Twenty Million (20,000,000) shares of Preferred Stock of the Corporation shall be designated as Series C Convertible Preferred Stock (“Series C Preferred Stock”), and fixes the powers and the relative rights, preferences, and limitations thereof as follows:

1.             Dividends.

(a)           From and after the date of the issuance of any Series C Preferred Stock, dividends at the rate per annum of 5% of the Series C Original Issue Price (as hereinafter defined) per share shall accrue on such shares of Series C Preferred Stock (the “Series C Dividends”). Series C Dividends shall accrue, whether or not declared, and shall be cumulative. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or Series of shares of the Corporation, other than the Corporation’s Series A Convertible Preferred Stock (“Series A Preferred Stock”), Series B Convertible Preferred Stock (“Series B Preferred Stock”) and any other Series of Preferred Stock entitled to receive dividends in priority to or concurrently with the holders of the Series C Preferred Stock, unless the holders of the Series C Preferred Stock then outstanding shall first receive, or simultaneously receive, the Series C Dividends. The “Series C Original Issue Price” shall mean $0.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Stock.

(b)           The Series C Dividends shall be mandatory and shall be paid, out of funds legally available, quarterly on the first Business Day of March, June, September, and December of each year (each a “Series C Dividend Payment Date”), commencing on the first Business Day next succeeding the Series C Initial Dividend Period (as defined below). The Series C Dividends shall, at the option of the Corporation, be paid in cash, out of funds legally available, or, subject to the approval of the Toronto Stock Exchange, or such other Canadian or United States securities exchange or quotation system which on the date of determination constitutes the principal securities market (the “Principal Securities Market”) for the Corporation’s shares of common stock, par value $.001 per share (the “Common Stock”), be paid, out of funds legally available, in that number of shares of Common Stock as is determined by dividing (i) the aggregate amount of the Series C Dividends then payable by (ii) the U.S. dollar equivalent (as determined based on the noon rate of exchange posted by the Bank of Canada on the third trading day immediately preceding the Series C Dividend Payment Date) of the volume weighted average trading price of the Common Stock on the Principal Securities Market over the 10 trading days ending on the third trading day immediately preceding the Series C Dividend Payment Date less, if applicable, the maximum discount permitted by the Principal Securities Market at that time. Notwithstanding anything contained herein to the contrary, in the event of a Liquidation, an amount equal to all accrued but unpaid Series C Dividends shall be paid in cash, out of funds legally available. If any Series C Dividend is not paid on a Series C Dividend Payment Date, then the amount of such unpaid dividend shall continue to accrue from the applicable Series C Dividend Payment Date until paid.

(c)           For greater certainty, the amount of Series C Dividends payable for each full Series C Dividend Period (as defined below) for the Series C Preferred Stock shall be 1.25% of the Series C Original Issue Price. For greater certainty, the amount of Series C Dividends payable for (i) the Series C Initial Dividend Period shall be equal to 1.25% of the Series C Original Issue Price multiplied by the quotient obtained by dividing the number of days in the period for which the shares of Series C Preferred Stock were outstanding by 90, and (ii) any other period shorter than a full Series C Dividend Period shall be equal to 1.25% of the Series C Original Issue Price multiplied by the quotient obtained by dividing the number of days elapsed since the first day of the applicable Series C Dividend Period by 90.

(d)           Fractional shares of Common Stock will not be issued upon payment of any Series C Dividends and any amount of fractional shares of Common Stock otherwise issuable upon payment of any Series C Dividends shall, in the sole discretion of the Board of Directors, either be paid in cash or, to the fullest extent permitted by law, continue to accrue until the next Series C Dividend Payment Date.

(e)           Series C Dividends to be paid on a Series C Dividend Payment Date shall be paid, out of funds legally available, to the holders of record of the Series C Preferred Stock as they appear on the share register of the Corporation at the close of business fifteen (15) days preceding the applicable Series C Dividend Payment Date. Holders of Series C Preferred Stock shall be entitled to receive dividends, out of funds legally available, in preference to and in priority over dividends upon the Common Stock and any other Series or class of the Corporation’s capital stock that ranks junior as to dividends to the Series C Preferred Stock, and shall be on parity as to dividends with any Series or class of the Corporation’s share capital that does not rank senior or junior as to dividends with the Series C Preferred Stock. The Series C Preferred Stock shall rank on parity with the Series A Preferred Stock and Series B Preferred Stock with respect to dividends. The holders of Series C Preferred Stock shall not be entitled to dividends in excess of full cumulative dividends as herein provided.

(f)            The term “Series C Dividend Period” shall mean quarterly dividend periods commencing on the first day of March, June, September and December of each year and ending on and including the day preceding the first day of the next succeeding Series C Dividend Period (other than the Series C Initial Dividend Period). The term “Series C Initial Dividend Period” shall mean the period commencing on the Series C Original Issue Date and ending on (and including) the day preceding the first day of the next succeeding Series C Dividend Period.

2.             Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(a)           Payments to Holders of Series C Preferred Stock.  In the event of a Liquidation, the holders of Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders (on a pari passu basis with the holders of the Series A Preferred Stock, Series B Preferred Stock and any other Series of Preferred Stock ranking on liquidation on a parity with the Series C Preferred Stock), and before any payment shall be made to the holders of Common Stock or any other class or Series of shares ranking on liquidation junior to the Series C Preferred Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the Series C Original Issue Price, plus an amount equal to any Series C Dividends accrued but unpaid thereon, which dividends shall be paid in cash (and not in shares of Common Stock), and (ii) such amount per share as would have been payable had each such share been converted into Common Stock pursuant to Section 4 immediately prior to such Liquidation (the amount payable pursuant to this sentence is hereinafter referred to as the “Series C Liquidation Amount”). If upon any such Liquidation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and any other Series of Preferred Stock ranking on liquidation on a parity with the Series C Preferred Stock the full amount to which they shall be entitled under this Section 2(a), the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and any other Series of Preferred Stock ranking on liquidation on a parity with the Series C Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Series C Preferred Stock shall rank on parity with the Series A Preferred Stock and Series B Preferred Stock with respect to a Liquidation or a Series C Deemed Liquidation Event (as defined below).

(b)           Distribution of Remaining Assets.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of Series C Preferred Stock pursuant hereto, and holders of the Series A Preferred Stock, Series B Preferred Stock and any other Series of Preferred Stock ranking on liquidation on parity with or priority to the Series C Preferred Stock, the holders of Series C Preferred Stock will not be entitled to share in any of the remaining assets of the Corporation available for distribution.

(c)           Deemed Liquidation Events.

(i)            To the fullest extent permitted by law, each of the following events shall be deemed to be a liquidation of the Corporation for purposes of this Section 2 (a “Series C Deemed Liquidation Event”), unless the holders of at least a majority of the voting power of Series C Preferred Stock vote or consent otherwise at least five days prior to the effective date of any such event:

(A)          a merger or consolidation in which

(I)                                    the Corporation is a constituent party, or

(II)                                a subsidiary of the Corporation is a constituent party and the Corporation issues shares pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares which represent, immediately following such merger, or consolidation at least a majority of the voting power (determined on a fully diluted basis assuming the exercise, conversion or exchange of all exercisable, convertible or exchangeable securities, respectively), of the shares of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 2(c)(i), all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(B)           the sale, lease, transfer, exclusive license or other disposition, in a single transaction or Series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(ii)           The Corporation shall not, without the vote or written consent described in Section 2(c)(i), effect a Series C Deemed Liquidation Event referred to in Subsection 2(c)(i)(A)(I) above unless the agreement or plan of merger, arrangement or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of shares in the capital of the Corporation in accordance with Subsections 2(a) and 2(b) above.

(iii)          In the event of a Series C Deemed Liquidation Event pursuant to Subsection 2(c)(i)(A)(II) or (B) above, if the Corporation does not effect a dissolution of the Corporation under the Delaware General Corporation Law within 90 days after such Series C Deemed Liquidation Event, then (A) the Corporation shall deliver a written notice to each holder of Series C Preferred Stock no later than the 90th day after the Series C Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (B) to require the redemption of such Series C Preferred Stock, out of funds legally available therefor, and (B) if the holders of at least a majority of the voting power of Series C Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Series C Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Series C Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation) (the “Series C Net Proceeds”), to the extent legally available therefor, on the 150th day after such Series C Deemed Liquidation Event to redeem all outstanding shares of Series C Preferred Stock at a price per share equal to the Series C Liquidation Amount.  Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Series C Net Proceeds are not sufficient to redeem all outstanding shares of Series C Preferred Stock and any other Series of Preferred Stock (including the Series A Preferred Stock and Series B Preferred Stock) ranking on redemption on parity with the Series C Preferred Stock that is required to then be redeemed, or if the Corporation does not have sufficient lawfully available funds to effect such redemption, the Corporation shall redeem a pro rata portion of each holder’s shares of Series C Preferred Stock and any other Series of Preferred Stock (including the Series A Preferred Stock and Series B Preferred Stock) ranking on redemption on parity with the Series C Preferred Stock on a pari passu basis based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. To the fullest extent permitted by law, prior to the distribution or redemption provided for in this Subsection 2(c)(iii), the Corporation shall not expend or dissipate the consideration received for such Series C Deemed Liquidation Event; provided, however, that following the approval of the Board of Directors of the Corporation, the Corporation may discharge expenses incurred in the ordinary course of business.

(iv)          The amount deemed paid or distributed to the holders of Series C Preferred Stock upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity.  The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation in accordance with the following guidelines:

(A)          For securities not subject to investment letters or other similar restrictions on free marketability,

(I)                                    if traded on the Toronto Stock Exchange, the New York Stock Exchange, a national securities exchange or the NASDAQ Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-day period ending three trading days prior to the closing of such transaction;

(II)                                if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three trading days prior to the closing of such transaction; or

(III)                            if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(B)           The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to clause (A) above so as to reflect the approximate fair market value thereof.

3.             Voting.

(a)           General.  To the fullest extent permitted by law, on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series C Preferred Stock shall be entitled to cast the number of votes equal to the number of shares of Common Stock into which the Series C Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.  Except as otherwise required by law or by the provisions of Subsection 3(b) below, holders of Series C Preferred Stock shall vote together with the holders of Common Stock, and with the holders of any other series of Preferred Stock entitled to vote at such meeting or by written consent, as a single class.

(b)           Protective Provisions.  At any time when at least ten percent (10%) of the shares of Series C Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, subdivision or other similar recapitalization affecting such shares) that were outstanding on the last Series C Original Issue Date are issued and outstanding, the Corporation shall not, either directly or indirectly, by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the voting power of Series C Preferred Stock, consenting or voting (as the case may be) separately as a class:

(i)            amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series C  Preferred Stock;

(ii)           create, or authorize the creation of, or issue any additional class or series of shares unless the same ranks junior to the Series C  Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation and the payment of dividends, or increase the authorized number of shares of Series C Preferred Stock; or

(iii)          purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares in the capital of the Corporation other than dividends or distributions on the Series A Preferred Stock, Series B Preferred Stock and the shares of Series C Preferred Stock as expressly authorized herein.

4.             Optional Conversion.  The holders of the Series C Preferred Stock shall have conversion rights as follows (the “Series C Conversion Rights”):

(a)           Right to Convert.  Each share of Series C Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock calculated by dividing the Series C Original Issue Price by the Series C Conversion Price (as defined below) in effect at the time of conversion. Subject to the approval of the Principal Securities Market, the shares of Series C Preferred Stock that are converted into Common Stock pursuant to this Section 4 shall be entitled to receive, out of funds legally available, an amount equal to any accrued but unpaid Series C Dividends thereon through the Series C Conversion Time, calculated in accordance with Section 1 and payable to the holders of such Series C Preferred Stock in accordance with Section 4(d) concurrently with the issuance and delivery of certificates representing shares of Common Stock issuable upon such conversion. The “Series C Conversion Price” shall initially be equal to the Series C Original Issue Price. Such initial Series C Conversion Price and the rate at which Series C Preferred Stock may be converted into Common Stock shall be subject to adjustment as provided below.

(b)           Termination of Conversion Rights.  In the event of a liquidation, dissolution or winding up of the Corporation or a Series C Deemed Liquidation Event, the Series C Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any amounts distributable on such event to the holders of Series C Preferred Stock.

(c)           Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of the Series C Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series C Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

(d)           Mechanics of Conversion.

(i)            In order for a holder of Series C Preferred Stock to voluntarily convert shares of the Series C Preferred Stock into Common Stock, such holder shall surrender the certificate or certificates for such Series C Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series C Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of Series C Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent of such certificates (or lost certificate affidavit and agreement) and notice (or by the Corporation if the Corporation serves as its own transfer agent) shall be the time of conversion (the “Series C Conversion Time”), and the Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Series C Conversion Time, issue and deliver to such holder of Series C Preferred Stock, or to his, her or its nominees, a certificate or certificates for the full number of shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, a certificate for the number (if any) of the shares of Series C Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and cash as provided in Subsection 4(c) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion.

(ii)           To the fullest extent permitted by law, the Corporation shall at all times when shares of the Series C Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued shares, for the purpose of effecting the conversion of the Series C Preferred Stock, such number of its shares of duly authorized Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series C Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series C Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

(iii)          All shares of Series C Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, shall immediately cease and terminate at the Series C Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, cash as provided in Subsection (4(c), and to receive payment of an amount equal to any dividends accrued but unpaid thereon, out of funds legally available. Any shares of Series C Preferred Stock so converted shall, upon the taking of appropriate action by the Board of Directors, be retired and shall not be reissued as shares of such series, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series C Preferred Stock accordingly.

(iv)          Upon any such conversion, no adjustment to the Series C Conversion Price shall be made for any accrued but unpaid dividends on the Series C Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(v)           To the fullest extent permitted by law, the Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of the Series C Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the Series C Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(e)           Adjustments to Series C Conversion Price for Diluting Issues.

(i)            Special Definitions.  The following definitions shall apply:

(A)          “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(B)           “Series C Original Issue Date” shall mean the date on which the first shares of Series C Preferred Stock were issued.

(C)           “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(D)          “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Subsection 4(e)(iii) below, deemed to be issued) by the Corporation after the Series C Original Issue Date, other than the following (“Exempted Securities”):

(I)                                    Common Stock, Options or Convertible Securities issued or deemed issued as a dividend or distribution on the Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock;

(II)                                Common Stock, Options or Convertible Securities issued or issuable by reason of a dividend, stock split, split-up or other distribution on the Common Stock that is covered by Subsection 4(f), 4(g), 4(h) and 4(i) below;

(III)                            Common Stock, Options or Convertible Securities issued to employees or directors of, or consultants to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement either in effect as of the Series C Original Issue Date or approved by the Board of Directors of the Corporation, including those directors appointed by the holders of Series A Preferred Stock; or

(IV)                            Common Stock or Convertible Securities actually issued upon the exercise of Options,

or Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

(ii)           No Adjustment of Conversion Price.  No adjustment in the Series C Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the voting power of Series C Preferred Stock agreeing that no such adjustment shall be made as a result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(iii)          Deemed Issue of Additional Shares of Common Stock.

(A)          If the Corporation at any time or from time to time after the Series C Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exerciseability, convertibility or exchangeability, but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(B)           If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series C Conversion Price pursuant to the terms of Subsection 4(e)(iv) below, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series C Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series C Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no re-adjustment pursuant to this clause (B) shall have the effect of increasing the Series C Conversion Price to an amount which exceeds the lower of (i) the Series C Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible

Security, and (ii) the Series C Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C)           If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series C Conversion Price pursuant to the terms of Subsection 4(e)(iv) below (either because the consideration per share (determined pursuant to Subsection 4(e)(v) hereof) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series C Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series C  Original Issue Date), are revised after the Series C Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4(e)(iii)(A) above) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D)          Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series C Conversion Price pursuant to the terms of Subsection 4(e)(iv) below, the Series C Conversion Price shall be readjusted to such Series C Conversion Price as would have obtained had such Option or Convertible Security, or portion thereof, never been issued.

(E)           If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series C Conversion Price provided for in this Subsection 4(e)(iii) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (B) and (C) of this Subsection 4(e)(iii)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at the time such Option or Convertible Security is issued or amended, any adjustment to the Series C Conversion Price that would result under the terms of this Subsection 4(e)(iii) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series C Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(iv)          Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.  In the event the Corporation shall at any time after the Series C Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4(e)(iii)), without consideration or for a consideration per share less than the applicable Series C Conversion Price in effect immediately prior to such issue, then the Series C Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

CP2 = (CP1 * (A + B)) ÷ (A + C)

For purposes of the foregoing formula, the following definitions shall apply:

(A)          “CP2” shall mean the Series C Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(B)           “CP1” shall mean the Series C Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(C)           “A” shall mean the number of shares of Common Stock outstanding and deemed outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or upon conversion or exchange of Convertible Securities (including the Series C Preferred Stock) outstanding (assuming exercise of any outstanding Option therefor) immediately prior to such issue);

(D)          “B” shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(E)           “C” shall mean the number of such Additional Shares of Common Stock issued in such transaction;

provided, however, that in no event shall the Series C Conversion Price be adjusted to an amount less than $0.40.

(v)           Determination of Consideration.  For purposes of this Subsection 4(e), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A)          Cash and Property:  Such consideration shall:

(I)                                    insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(II)                                insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(III)                            in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board of Directors of the Corporation.

(B)           Options and Convertible Securities.  The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4(e)(iii), relating to Options and Convertible Securities, shall be determined by dividing

(I)                                    the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(II)                                the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(vi)          Multiple Closing Dates.  In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series C Conversion Price pursuant to the terms of Subsection 4(e)(iv) above then, upon the final such issuance, the Series C Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any adjustments as a result of any subsequent issuances within such period).

(f)            Adjustment for Stock Splits and Combinations.  If the Corporation shall at any time or from time to time after the Series C Original Issue Date effect a subdivision of the outstanding shares of Common Stock, the Series C Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series C Original Issue Date combine the outstanding shares of Common Stock, the Series C Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

(g)           Adjustment for Certain Dividends and Distributions.  In the event the Corporation at any time or from time to time after the Series C Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series C Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series C Conversion Price then in effect by a fraction:

(1)           the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)           the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series C Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series C Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (ii) that no such adjustment shall be made if the holders of Series C Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series C Preferred Stock had been converted into shares of Common Stock on the date of such event.

(h)           Adjustments for Other Dividends and Distributions.  In the event the Corporation at any time or from time to time after the Series C Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series C Preferred Stock shall receive, out of funds legally available, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding Series C Preferred Stock had been converted into shares of Common Stock on the date of such event.

(i)            Adjustment for Merger or Reorganization, etc.  Subject to the provisions of Section 2(c), if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the shares of Common Stock (but not the shares of Series C Preferred Stock) are converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections (f), (g) or (h) of this Section 4), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series C Preferred Stock shall thereafter be convertible (in lieu of the Common Stock into which it was convertible prior to such event) into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series C Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation)

shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series C Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series C Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series C Preferred Stock.

(j)            Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Series C Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) trading days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series C Preferred Stock is convertible) and showing in reasonable detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series C Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series C Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series C Preferred Stock.

(k)           Notice of Record Date.  In the event:

(i)            the Corporation shall take a record of the holders of its Common Stock (or other shares or securities at the time issuable upon conversion of the Series C Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of any class or any other securities, or to receive any other security; or

(ii)           of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Series C Deemed Liquidation Event; or

(iii)          of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series C Preferred Stock a notice specifying, as the case may be, (A) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (B) the effective date on which such reorganization, reclassification, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other shares or securities at the time issuable upon the conversion of the Series C Preferred Stock) shall be entitled to exchange their Common Stock (or such other shares or securities) for securities or other property deliverable upon such reorganization, reclassification, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series C Preferred Stock and the Common Stock. Such notice shall be sent at least five (5) days prior to the record date or effective date for the event specified in such notice.

5.             Mandatory Conversion.

(a)           Trigger Events.  Upon the earlier of:  (i) the closing of the sale of shares of Common Stock to the public at a price of not less than $0.85 per share (subject to appropriate adjustment for stock splits, combinations and other similar recapitalizations affecting such shares), in a firm-commitment underwritten public offering pursuant to a prospectus or an effective registration statement resulting in at least $20,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation, (ii) the conversion of 100% of the Corporation’s outstanding Series A Preferred Stock, and (iii) a date specified by vote or written consent of the holders of at least a majority of the voting power of Series C Preferred Stock (the earlier of (i), (ii) and (iii) above being the “Series C Mandatory Conversion Date”), each share of Series C Preferred Stock then outstanding shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock calculated by dividing the Series C Original Issue Price by the Series C Conversion Price then in effect on the Series C Mandatory Conversion Date, and such shares may not be reissued by the Corporation. Subject to the approval of the Principal Securities Market, the Series C Preferred Stock that are converted into Common Stock pursuant to this Section 5 shall be entitled to receive an amount equal to any accrued but unpaid Series C Dividends, out of funds legally available, through the Series C Mandatory Conversion Date, calculated in accordance with Section 1; and payable to the holders of such Series C Preferred Stock in accordance with Section 5(b) concurrently with the issuance and delivery of certificates representing the shares of Common Stock issuable upon such conversion.

(b)           Procedural Requirements.  All holders of record of Series C Preferred Stock shall be given written notice of the Series C Mandatory Conversion Date and the place designated for mandatory conversion of all such Series C Preferred Stock pursuant to this Section 5. Upon receipt of such notice, each holder of Series C Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 5. On the Series C Mandatory Conversion Date, all outstanding shares of Series C Preferred Stock shall be deemed to have been converted into shares of Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to the Series C Preferred Stock so converted, including, without limitation, the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefore, to receive certificates for the number of shares of Common Stock into which such Series C Preferred Stock has been converted, and, if applicable, payment of any accrued but unpaid dividends thereon.  If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Series C Mandatory Conversion Date and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series C Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and cash as provided in Subsection 4(c) in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion.

(c)           Effect of Mandatory Conversion.  All shares of Series C Preferred Stock shall, from and after the Series C Mandatory Conversion Date, no longer be deemed to be outstanding and, notwithstanding the failure of the holder or holders thereof to surrender the certificates for such shares on or prior to such time, all rights with respect to such shares shall immediately cease and terminate on the Series C Mandatory Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends accrued but unpaid thereon. Such converted shares of Series C Preferred Stock shall be retired, upon the taking of appropriate action by the Board of Directors, and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series C Preferred Stock accordingly.

6.             Redeemed or Otherwise Acquired Shares.  Any shares of Series C Preferred Stock which are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be immediately retired, upon the taking of appropriate action by the Board of Directors, and shall not be reissued, sold or transferred. The Corporation shall not exercise any voting or other rights granted to the holders of Series C Preferred Stock following redemption.

7.             Waiver.  To the fullest extent permitted by law, any of the rights, powers, preferences and other terms of the Series C Preferred Stock set forth herein may be waived on behalf of all holders of Series C Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the voting power of Series C Preferred Stock.

8.             Notices.  Any notice required or permitted by the provisions hereto to be given to a holder of Series C Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation and shall be deemed sent upon such mailing.

9.             Withholding Rights.  Notwithstanding anything herein inconsistent with this Section 9, the Corporation is entitled to deduct and withhold from any dividend or other amount payable to any holder of Series C Preferred Stock such amounts as the

Corporation is required to deduct and withhold with respect to such payment under any provision of federal, state, local or foreign tax law.  Any amounts so deducted and withheld will be treated for all purposes hereof as having been paid to the holder of the Series C Preferred Stock in respect of which such deduction and withholding was made.

IN WITNESS WHEREOF, said Corporation has caused this Certificate to be signed by its Chief Financial Officer, this 8th day of August, 2007.

XPLORE TECHNOLOGIES CORP.

By:	/s/ Michael J. Rapisand
Michael J. Rapisand
Chief Financial Officer